

Mail Stop 3628

June 20, 2016

Via E-mail
David Nass
President and Chief Executive Officer
UBS Commercial Mortgage Securitization Corp.
UBS-Barclays Commercial Mortgage Trust 2012-C4
c/o U.S. Bank National Association,
as Certificate Administrator
190 S. LaSalle Street
Chicago, IL 60603

> **Re:** **UBS-Barclays Commercial Mortgage Trust 2012-C4**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 29, 2016**
> **File No. 333-177354-04**

Dear Mr. Nass:

We have reviewed your filings and have the following comments. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Exhibits to Form 10-K (relating to 1000 Harbor Boulevard Mortgage Loan)

1. We note your explanatory note that the 1000 Harbor Boulevard Mortgage Loan is being serviced and administered pursuant to the pooling and servicing agreement for the UBS-Barclays Commercial Mortgage Trust 2012-C-3 transaction. Please amend your Form 10-K to file assessments of compliance with applicable servicing criteria and the corresponding auditor's attestation report for Midland Loan Services, Deutsche Bank Trust Company Americas, and Park Bridge Lender Services or incorporate them by reference.

2. We note that Midland Loan Services is the master servicer with respect to the UBS-Barclays Commercial Mortgage Trust 2012-C3 transaction, pursuant to which the 1000 Harbor Boulevard Mortgage Loan is serviced and administered. Please amend your Form 10-K to file a servicer compliance statement for Midland Loan Services or incorporate it by reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3313 if you have any questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel
Office of Structured Finance

cc: Chad Eisenberger, UBS Commercial Mortgage Securitization Corp.
        Frank Polverino, Cadwalader, Wickersham & Taft LLP